

December 19, 2013

Via E-mail
Mr. Wallace D. Ruiz
Chief Financial Officer
Inuvo, Inc.
1111 Main Street, Suite 201
Conway, AR  72032

>    **Re:    Inuvo, Inc.**
>    **Form 10-K for the Year Ended December 31, 2012**
>    **Filed March 13, 2013**
>    **File No. 1-32442**
>    **Form 10-Q for Fiscal Quarter Ended September 30, 2013**
>    **Filed October 30, 2013**
>    **File No. 1-32442**

Dear Mr. Wallace:

We have completed our review of your filings.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director